FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F                                                    Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Announces Update to $48 Million Investment by Eric Sprott

/THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF NEW FOUND GOLD CORP.'S SECURITIES IN THE UNITED STATES/

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 11, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to provide an update regarding the previously announced non-brokered private placement with Mr. Eric Sprott of 5 million common shares of New Found (the “Common Shares”), at a price of C$9.60 per Common Share, for gross proceeds of C$48 million (the “Offering”).

The Company has agreed with Mr. Eric Sprott that the Common Shares will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). All other terms of the Offering remain the same.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Queensway Project located in Newfoundland, Canada and on the Company’s Lucky Strike Project located in Ontario, Canada.

The Offering is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the “TSXV”) and approval by the shareholders of the Company if required by the TSXV.

Mr. Sprott currently beneficially owns 31,601,200 common shares of New Found. Upon closing of the Offering, Mr. Sprott will beneficially own 36,601,200 common shares of New Found. Mr. Sprott is considered a “related party” of New Found and, accordingly, the Offering constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”). The Offering was exempt from the minority approval requirement of Section 5.6 and the formal valuation requirement of Section 5.4 of MI 61-101 as neither the fair market value of the Offering, nor the fair market value of the consideration of the Offering, exceeded 25% of New Found’s market capitalization.

In the event the TSXV requires shareholder approval of the Offering, the Company will call a special meeting of its shareholders. The Offering is expected to close shortly after all necessary approvals are obtained.

Any securities issued pursuant to the Offering will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering. A 1% finders’ fee is payable in connection with the Offering.

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of New Found’s securities in the United States.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway. The Company is well funded for this program with a current working capital balance of approximately $98 million, which is anticipated to increase to approximately $143 million on closing of the Offering. Note that the Offering is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the “TSXV”) and approval by the shareholders of the Company if required by the TSXV.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the Offering, use of proceeds of the Offering; tax treatment of the flow-through shares; and the timing of the renunciation of the Qualifying Expenditures. TSXV approval of the Offering, the requirement for and timing of shareholder approval of the Offering, the closing of the Offering, and the timing related thereto, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to satisfy the conditions to close the Offering, including the Company's ability to obtain all necessary shareholder and stock exchange approvals, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: + 1 (910) 406 2407

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 11, 2021	By: /s/ Craig Roberts,_____
Chief Executive Officer